UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-37822

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ADVANCED EMISSIONS SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

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640 Plaza Drive, Suite 270
Highlands Ranch CO 80129
(720) 598-3500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Rights to Purchase Series A Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)
Common Stock, $0.001 par value
Rights to Purchase Series B Junior Participating Preferred Stock
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:             None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ADVANCED EMISSIONS SOLUTIONS, INC.

By:	/s/ L. Heath Sampson
Name:	L. Heath Sampson
Title:	President, Chief Executive Officer and Treasurer
Date: May 8, 2017